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                                                   FOR IMMEDIATE RELEASE
                                                   ---------------------


                    CENDANT SAYS NEW AIG OFFER ACKNOWLEDGES
          THAT PAYING FAIR VALUE FOR ABI MUST BE THE OVERRIDING ISSUE

Stamford, CT and Parsippany, NJ, March 2, 1998 -- Henry R. Silverman, President and Chief Executive Officer of Cendant Corporation, today said, "AIG's increased offer for American Bankers acknowledges that the overriding issue is about paying fair and appropriate value to acquire the company.

"We remain committed to the acquisition of ABI and we are evaluating all our options.

"In matching our offer, despite its prior protestations to the contrary, AIG has recognized that Cendant is as qualified as AIG to own ABI and would be able to complete its acquisition, including receiving regulatory approvals, within the same time frame."


Investor Contact:          Media Contact:          or:
Laura P. Hamilton          Elliot Bloom            Jim Fingeroth/Roanne Kulakoff
Senior Vice President      Vice President          Kekst and Company
Corporate Communications   Public Relations
and Investor Relations     (973) 496-8414          (212) 521-4800
(203) 965-5114


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